Derivatives, Structuring and Marketing

USD NOTE DESCRIPTION INDICATIVE TERMS AND CONDITIONS 5-year Quanto Autocallable Note linked to 30yr – 2yr USD CMS Spread

Eksportfinans ASA has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this term sheet relates. Before you invest, you should read the prospectus for this offering in that registration statement and other documents the Issuer has filed with the SEC, for more complete information about the Issuer and this offering. You may access the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing Eksportfinans ASA’s filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3asr.htm

Eksportfinans ASA’s Central Index Key, or CIK, on the SEC Web site is 700978. As used herein, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Filed pursuant to Rule 433 Registration Statement No. 333-140456 Dated October 21, 2008

Indicative Terms and Conditions
Issuer	:	Eksportfinans ASA

Rating	:	Aaa (negative outlook) (Moody’s)/AA+ (Standard & Poor’s)/AAA (F.IBCA)

Principal Amount	:	USD 1,500,000.00

CUSIP	:	28264QL77

Trade Date	:	October 21, 2008.

Issue Date	:

October 27, 2008. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, October 27, 2008 shall be the date for payment of funds and delivery of notes for all of the notes sold pursuant to the offering.

Maturity Date	:

October 27, 2013, unless your notes have been previously redeemed pursuant to the automatic redemption provision. If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Issue Price	:	100.00%

Redemption Price	:	100.00%

Denomination	:	USD 10,000.00

Coupon per Denomination	:	None

Automatic Early Redemption	:

If, on any Automatic Early Redemption Date, the Reference Spread is greater than or equal to the Barrier on the relevant Automatic Early Redemption Determination Date, your notes will be automatically redeemed at the applicable Automatic Early Redemption Amount below.

Automatic Early Redemption Determination Date	:	5 Business Days prior to the Automatic Early Redemption Date.

Automatic Early Redemption Amount	:	Semester 1: 105.00% Semester 2: 110.00% Semester 3: 115.00% Semester 4: 120.00% Semester 5: 125.00% Semester 6: 130.00% Semester 7: 135.00% Semester 8: 140.00% Semester 9: 145.00% Semester 10: 150.00%

Reference Spread	:

(30-year CMS minus 2-year CMS)

Where:

“30-year CMS” means the USD Constant Maturity Swap (CMS) Rate (USD-ISDA-Swap Rate) with a Designated Maturity of 30 years as quoted on a semi-annual, 30/360 basis vs. 3 month USD LIBOR as observed in the first column (11:00 a.m. New York fixing) on Reuters Page ISDAFIX1 at or about 11.00 a.m. on an Automatic Early Redemption Determination Date by the Calculation Agent (ISDA Definitions amended accordingly).

“2-year CMS” means the USD Constant Maturity Swap (CMS) Rate (USD-ISDA-Swap Rate) with a Designated Maturity of 2 years as quoted on a semi-annual, 30/360 basis vs. 3 month USD LIBOR as observed in the first column (11:00 a.m. New York fixing) on Reuters Page ISDAFIX1 at or about 11.00 a.m. on an Automatic Early Redemption Determination Date by the Calculation Agent (ISDA Definitions amended accordingly).

Barrier	:	1.32%

Day Count Fraction	:	Not applicable

Automatic Early Redemption Date	:

Semi-annually on the 27th of each of April and October from and including April 27, 2009 to and including October 27, 2013, subject to adjustment in accordance with the Modified Following Business Day Convention.

Business Day Convention	:	Modified Following

Business Days	:	For Payment: London Business Days For Automatic Early Redemption Determination Date: U.S. Government Securities Business Days

London Business Days	:	Any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in London.

U.S. Government Securities Business Days	:

Any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (or its successor) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Calculation Agent	:	Nomura International plc

Applicable Selling Restrictions	:

See prospectus supplement and prospectus. No purchase, offer, sale, resale or delivery of any Notes or distribution of any offering material relating to the Notes may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and which will not impose any obligation on the Issuer or the Calculation Agent.

Underwriter	:	Nomura International plc

Trustee	:	The Bank of New York Mellon (formerly known as The Bank of New York)

Listing	:	The notes will not be listed or displayed on any securities exchange or any electronic communications network.

Taxation in the United States	:	The notes will be treated as contingent payment debt instruments, as described under “Taxation in the United States” below and in the accompanying prospectus supplement and prospectus.

Fees	:

	Price to Public	Fees	Proceeds to us
Per note	100.00%	0.00%	100.00%
Total	$1,500,000.00	$0.00	$1,500,000.00

SUPPLEMENTAL RISK FACTORS

As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the Reference Spread and to other events that are difficult to predict and beyond our control. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing in notes that pay interest at a rate equal to the Reference Spread. You should carefully consider the following risks before investing in the notes.

The return on the notes may be less than that of other debt securities of comparable maturity or less than interest rates available in the market

Prospective investors should consider an investment in the notes if they believe that the Reference Spread will be greater than or equal to the Barrier on an Automatic Early Redemption Determination Date. Should the Reference Spread fail to exceed or equal the Barrier on any Automatic Early Redemption Determination Date, you may earn less than the return you could have received on other debt securities of comparable maturity. The payment at maturity may not fully compensate holders for any opportunity cost taking into account inflation and other factors relating to the time value of money.

Assuming no changes in market conditions or any other relevant factors, the value of your notes on the Issue Date (as determined by reference to pricing models used by Nomura International plc) may be less than the original issue price.

The value or quoted price of your notes at any time will reflect many factors and cannot be predicted. If the Underwriter makes a market in the notes, the price quoted by the Underwriter would reflect any changes in market conditions and other relevant factors, and the quoted price could be lower or higher than the original issue price, and may be lower than the value of your notes as determined by reference to pricing models used by Nomura International plc.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by the Underwriter. Furthermore, if you are able to sell your notes, you will likely be charged a commission for secondary market transactions, or the price you realize will likely reflect a dealer discount.

There is no assurance that the Underwriter or any other party will be willing to purchase your notes and, in this regard, the Underwriter is not obligated to make a market in the notes.

The notes are subject to automatic early redemption

The notes are subject to automatic early redemption, which could occur as early as April 27, 2009, and on each Automatic Early Redemption Date thereafter, if, on any such date, the Reference Spread is greater than or equal to the Barrier on the relevant Automatic Early Redemption Determination Date. If your notes are automatically redeemed, you bear the risk of reinvestment, which may be at rates of return less than you would have received had the notes not been automatically redeemed.

The market price of your notes may be influenced by many unpredictable factors.

The following factors, nearly all of which are beyond our control, will influence the market value of your notes:

  interest and yield rates, including the level and volatility of the Reference Spread,

  economic, financial, regulatory, political, military and other events that affect interest rates generally and the Reference Spread in particular,

  events in the equity market, bond market and foreign exchange market,

  the time remaining until your notes mature, and

  our creditworthiness.

These factors will influence the price you will receive if you sell your notes prior to the Maturity Date. It is not possible to predict the future performance of the Reference Spread based on its historical performance.

As Calculation Agent, Nomura International plc will have the authority to make determinations that could affect the market value of your notes.

As Calculation Agent for the notes, Nomura International plc will have sole discretion in making various determinations that affect your notes, including among other things, the Automatic Early Redemption Amount to be paid on an Automatic Early Redemption Date. The Calculation Agent will exercise its judgment when performing its functions. For example, if the Reuters page specified in the definition of either “30-year CMS” or “2-year CMS”, or a successor page thereto, is not available on any Business Day that is an Automatic Early Redemption Determination Date, the Calculation Agent will be required to determine the Reference Spread for such date in a commercially reasonable manner. These determinations by the

Calculation Agent may affect the market value of the notes.

Secondary trading in the notes may be limited.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for the notes. In this regard, the agent and its affiliates are not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and ask prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by the agent or its affiliates.

Tax consequences.

The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States Federal income tax purposes. If you are a U.S. Holder (as defined in the prospectus), you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. For further discussion, see “Taxation in the United States” below and in the accompanying prospectus supplement and prospectus.

HISTORICAL PERFORMANCE

The following graph shows the Reference Spread for the final calendar day of each month since October 1, 2003 through October 1, 2008. Since October 1, 2003, the Reference Spread has experienced significant fluctuations. Any historical trend during any period shown above is not an indication that the Reference Spread is more or less likely to increase or decrease at any time during the life of your note. You should not take the historical levels of the Reference Spread as an indication of future performance. The Issuer cannot give you any assurance that the future Reference Spread will result in you receiving any amount greater than the outstanding principal amount of your note on the Maturity Date.

TAXATION IN THE UNITED STATES

The following discussion supplements and, to the extent inconsistent with, replaces the discussion in the prospectus supplement and the prospectus under “Taxation in the United States” and you should read the following discussion in conjunction with the discussion in the prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. Federal income tax consequences that may be relevant to the ownership of the notes. This summary addresses only the U.S. Federal income tax considerations of U.S. Holders (as defined below) that acquire a note at its original issuance and that will hold that note as a capital asset.

General

The characterization of the notes for U.S. Federal income tax purposes is not certain. As a result, some aspects of the U.S. Federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service (the IRS) with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as contingent payment debt instruments (CPDIs) subject to the U.S. Treasury regulations governing CPDIs (the CPDI Regulations) and, unless otherwise indicated, the discussion below assumes this to be the case. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below. The remainder of this discussion assumes that the notes are treated as described above.

Prospective investors should consult their own tax advisors regarding the proper treatment of the notes for U.S. Federal income tax purposes and the tax consequences of an investment in the notes under the Federal, state and local laws of the United States and any other jurisdiction where the investor may be subject to taxation with respect to their own particular situation.

For U.S. Federal income tax purposes, the notes will be treated as debt instruments subject to the CPDI Regulations which would cause the timing and character of income, gain or loss reported on a CPDI to differ substantially from the timing and character of income, gain or loss reported on a non-contingent payment debt instrument under general principles of current U.S. Federal income tax law. The CPDI Regulations generally require you to apply the “non-contingent bond method”. As generally described below, the non-contingent bond method requires a U.S. holder (as defined in the prospectus) to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule regardless of the U.S. holder’s method of tax accounting and whether such U.S. holder has received any interest payments in that year. Under the non-contingent bond method, for each accrual period prior to and including the Maturity Date of the notes, the amount of interest that accrues, as original issue discount (OID), equals the product of (a) the “adjusted issue price” and (b) the “comparable yield” (adjusted for the length of the accrual period). This amount is rateably allocated to each day in the accrual period and you must include such amounts as ordinary interest income for each day in the accrual period on which you have held the notes. The “adjusted issue price” for purposes of the non-contingent bond method is equal to the issue price of the notes, increased by the interest previously accrued on such notes and decreased by the amount of any Projected Payments (as defined below) previously made on such notes. The “issue price” of the notes is the first price at which a substantial amount of the note are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The “comparable yield” is the annual yield that we would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the notes. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. Federal income tax purposes. Also under the non-contingent bond method of the CPDI Regulations, we would be required, solely for U.S. Federal income tax purposes, to provide a schedule (the Schedule) of the projected amounts of payments (the Projected Payments) on the notes. The Schedule must produce the comparable yield. The comparable yield and Schedule will be available by submitting a written request for such information to Shawn Koh, Nomura International plc, Nomura House, 1 St. Martin’s le-Grand, London, EC1A 4NP, United Kingdom.

It is not entirely clear how, under the CPDI Regulations, the maturity date for debt instruments such as the notes that provide for a call right or exchange right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your note based on the assumption that your note will remain outstanding until the stated maturity date and the projected contingent payment will be made at that time, and we intend to make the computation in this manner.

The comparable yield and the Schedule are used to determine accruals of OID for tax purposes only and are not assurances or predictions with respect to the actual yield of, or payment to be made in respect of, a note. The comparable yield and the Schedule do not necessarily represent our expectations of regarding such yield, and the amount and timing of such payment.

Generally, if during any taxable year the sum of any actual payments with respect to the notes for that taxable year (including, in the case of the taxable year which includes the Maturity Date of the notes, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a “net positive adjustment”, which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a “net negative adjustment”, which will (a) reduce your interest income with respect to the notes for that taxable year and (b) to the extent of any excess after application of (a), give rise to an ordinary loss to the extent of your interest income on the notes during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments).

Sale, Exchange, Retirement or other Disposition of Notes

Generally, upon the sale, exchange or retirement or other disposition of notes, you will recognize gain or loss equal to the difference between the amount realized and your adjusted basis (as determined below) in such notes. Any gain will be treated as ordinary interest income. Generally, any loss will be treated as ordinary loss to the extent your total OID inclusions exceed the total net negative adjustments (if any) that you took into account as an ordinary loss. The remaining loss (if any) will be a capital loss. Limitations apply to limit the ability to offset ordinary income with capital losses. In determining the amount realized with respect to notes held to maturity, you will be treated as receiving the projected amount of any contingent payment due at maturity for such notes. If the amount received is different from the Projected Payment, the amount realized by you at maturity will be reduced by any net negative adjustment carryforwards. With respect to any unscheduled retirement of notes, your amount realized will equal the amount paid by us with respect to the notes retired. Your adjusted basis in notes will equal (1) your initial basis in notes determined by the cost of such notes, (2) increased by the OID accrued on the notes based on the noncontingent bond method described above (and without regard to any positive or negative adjustments), and (3) reduced by any non-contingent payment and the projected amount (as opposed to the actual amount) of any contingent payment previously made on such notes. Special rules apply to the purchase of CPDIs at a discount or premium and prospective investors acquiring the notes with such discount or premium, if any, should consult with their own tax advisers regarding such discount or premium. The application of the CPDI Regulations to the notes is complex. Prospective investors should consult with their own tax adviser regarding the applicability and consequences of the CPDI Regulations with respect to the notes.